25002957

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-70270

APR 01 2025

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Liquidly IAS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 West 34th Street
(No. and Street)

New York	NY	10122
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anusha Harid-Paoletti	914-320-3625	anusha.harid@liquidlypro.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. Saint Paul Street, #3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

9/18/03	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anusha Harid-Paoletti, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Liquidly IAS, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BARBARA CANTON-JACKSON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CA6203682
Qualified in New York County
My Commission Expires 04-13-2025

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Liquidly IAS, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Liquidly IAS, LLC (the Company) as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter - Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the financial statements do not include any adjustments that might result from this outcome.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III,

Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
March 31, 2025

Liquidly IAS, LLC
Statement of Financial Condition
December 31, 2024

Assets		
Cash and cash equivalents	$	8,556
Prepaid expenses and other assets		356
Total Assets	$	8,912
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	2,438
Due to related party		2
Total Liabilities		2,440
Member's Equity		
Member's Equity		6,472
Total Member's Equity		6,472
Total Liabilities And Member's Equity	$	8,912

The accompanying notes are an integral part of these financial statements.

Liquidly IAS, LLC
Statement of Operations
For The Year Ended December 31, 2024

Revenues	
	$ -
Total Revenues	-
Expenses	
Legal & professional services	18,550
Expense sharing fee	44,327
Insurance	954
Regulatory fees	22,103
Other operating expenses	3,730
Total Expenses	89,664
Net Loss	$ (89,664)

The accompanying notes are an integral part of these financial statements.

Liquidly IAS, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

	Total Member's Equity
Balance at January 1, 2024	$ 85,736
Net loss	(89,664)
Non-cash contributions	10,400
Distributions	-
Balance at December 31, 2024	$ 6,472

The accompanying notes are an integral part of these financial statements.

Liquidly IAS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flow from operating activities:		
Net loss		$ (89,664)
Non-cash contributions		10,400
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in :		
Prepaid expenses	19,008	
Accounts payable	2,438	
Due to related party	(123,231)	
Total adjustments		(101,785)
Net cash and cash equivalents provided by (used in) operating activities		(181,049)
Net cash a provided by (used in) financing activities		
Contributions		-
Distributions		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		(181,049)
Cash and cash equivalents at December 31, 2023		189,605
Cash and cash equivalents at December 31, 2024		$ 8,556
Cash paid during the year for:		
Income taxes	$ 700	

The accompanying notes are an integral part of these financial statements.

Liquidly IAS, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Liquidly IAS, LLC (the "Company") was organized on December 8, 2017 as a limited liability company in accordance with the laws of the State of Delaware. Liquidly IAS, LLC was approved as a registered broker-dealer with the Securities and Exchange Commission (SEC) on January 2, 2020 and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of Liquidly, Inc. (the "Member").

The Company's principal business activity and purposes of the Company is to operate and sponsor an alternative trading system (ATS) to facilitate secondary trades in the private funds sold through its online platform. The Company will also conduct business as placement agent and facilitator of limited partnership interests in private funds and private assets sold on a best efforts via an online platform.

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and Management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2024, cash and cash equivalents were held in a non- interest-bearing account at Citibank totaling $8,556.

Note 1 – Nature of Business and Summary of Significant Accounting Policies (continued)

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2024 and revenues and expenses during the year then ended. Actual results could differ from those estimates.

Income Taxes - No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

Note 2 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2024, the Company had net capital of $6,116 which was $1,116 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 40 to 1.

Note 3 – Commitment and Related Party Transactions

The Company has an Expense Sharing Agreement (ESA) in place with its Parent whereby the Parent charges the Company for occupancy charges, employee compensation, travel, entertainment, marketing, technology and business development charges. Charges allocated by the Parent are included in the Statement of Operations and totaled $44,327 for the year ended December 31, 2024.

As of December 31, 2024 the Company owes the Parent $2 for allocation of expenses and other cash advances.

Note 4 – Commitment and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2024, and through the date of this report, there were no such claims.

Note 5 – Subsequent Events

The subsequent events for the Company have been evaluated by management through the date financial statements were available to be issued. It was determined that there were no subsequent events to recognize in the financial statements.

Note 6 – Going Concern

The firm generated $0 revenue in 2024. While the firm expects it will generate revenue in 2025, it will continue to be supported by its parent, Liquidly Inc. through capital contributions until such time it can independently sustain its existence. Additionally, the parent is currently in the process of raising a round of financing which it will use to continue the support of the firm.

Supplemental Information

Liquidly IAS, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2024

Computation of net capital		
Member's equity	$ 6,472	
Total Member's Equity		$ 6,472
Less: Non-allowable assets		
Prepaid expense	(356)	
Total non-allowable assets		(356)
Net Capital		6,116
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 163	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 1,116
Aggregate indebtedness		$ 2,440
Ratio of aggregate indebtedness to net capital		40%

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated December 31, 2024.

Liquidly IAS, LLC
Schedule II & III - Computation for Determinization of Reserve Requirements and Information Relating to Possession or Control Requirements
Pursuant to SEA Rule 15c3-3
As of December 31, 2024

For the year ended December 31, 2024, the Company is not exempt from the provision of Rule 15c3-3. The Company is relying on Footnote 74 to SEC Release 34-70073, which is discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Liquidly IAS, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Liquidly IAS, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

1. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) broker or dealer selling tax shelters or limited partnerships in primary distributions (2) broker or dealer selling tax shelters or limited partnerships in the secondary market (3) private placement of securities (4) the firm will operate an (4) alternative trading system for secondary transactions of private equity securities throughout the most recent fiscal year; and

2. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) broker or dealer selling tax shelters or limited partnerships in primary distributions (2) broker or dealer selling tax shelters or limited partnerships in the secondary market (3) private placement of securities (4) the firm will operate an (4) alternative trading system for secondary transactions of private equity securities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
March 31, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Liquidly IAS, LLC Exemption Report

Liquidly IAS, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) broker or dealer selling tax shelters or limited partnerships in primary distributions (2) broker or dealer selling tax shelters or limited partnerships in the secondary market (3) private placement of securities (4) the firm will operate an alternative trading system for secondary transactions of private equity securities.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Anusha Harid, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Anusha Harid-Paolotti

Anusha Harid
Chief Executive Officer

Date of Report: March 27, 2025